EXHIBIT 1.2

Z3 ENTERPRISES (OTC:BIBB) ENTERS AGREEMENT TO ACQUIRE ASSETS OF TRINITY SPRINGS, LTD. , A TOP  BOTTLED WATER DISTRIBUTOR:

Board approves plans to sell its entertainment division to focus on bottled water.

Las Vegas, NV.  March 11, 2011: The Board of Directors of Z3 Enterprises (OTC.BB:BIBB - News) (OTCQB:BIBB - News)  approved the purchase of substantially all of the assets of Trinity Springs, Ltd.  The agreement, upon closing, grants Z3 Enterprises right and title to 100 acres of real estate near Boise, Idaho including the 1,000,000 gallon hot springs pool, clubhouse, and resort, cabins, bottling plant and intellectual property.  Previously ranked #1 in select US Markets until the last case disappeared from shelves sometime in 2008, Trinity Springs still has a strong following of consumers according to posts on internet blogs.

Upon closing, Z3 Enterprises expects to immediately begin to exploit the company’s anticipated inventory of premium water.  Current and future flow rates from the underground (2.2 miles deep), natural geothermal springs exceed 1 million gallons of water per day.  Water rights will allow the bottling for human consumption of approximately 235,000,000 gallons per year.  Other plans include capturing and storing the inventory currently going uncollected for future distribution. Research studies and appraisals indicate that water will flow from the Trinity Springs source for thousands of years, yielding a large inventory of the only certified “health water” in the US.

Z3 Enterprises expects to reopen the 14,000 square foot bottling plant within six months.  In the initial 30 days after closing, Z3 Enterprises expects to recertify the source of the water and focus on bulk distribution.  To that end, the company has already acquired its first customer.

In an effort to focus entirely on the water business, the company’s board of directors has approved the sale of its entertainment division. The company has already identified and opened discussions with an entertainment company with many years of film making experience.

 “By divesting ourselves of entertainment projects, we will be able to focus on generating revenues earlier for our shareholders than the typical timeline for income related to films,” said Ross Giles, Chief Executive Officer of Z3 Enterprises, Inc.

“According to Warren Buffet, T. Boone Pickens and many other financial experts, water has been called “the new gold” and we had the perfect opportunity to capitalize on the escalating industry,” Giles added.  “Trinity Springs was the top bottled water in the industry generating $10 million in revenue in its best year (2006) before being sidetracked during takeover attempts. We anticipate exceeding those numbers in short order.”

Z3 Enterprises expects to have Trinity Springs’ branded bottled water back on the shelves in retail stores by the end of the third quarter of 2011.  The company expects to deliver its first bulk water shipment by mid to late April 2011. Retailers and distributors who wish to carry the well-known “Trinity Springs” brand should contact the company directly to discuss options potentially available in the US and abroad.

About Trinity Springs Water

TRINITY is a geothermal spring water labeled as a natural mineral dietary supplement.  The source of TRINITY Natural Mineral Dietary Supplement is a place called Paradise, Idaho, located on the edge of the vast Idaho wilderness in the foothills of the Trinity mountains. A source of exceptional purity, the Trinity Springs flow through crystal-lined passageways over 2.2 miles below the planet's surface within the massive granite Idaho Batholith. Emerging from this deep, protected, pristine source at a temperature of 138 degrees Fahrenheit, TRINITY is pure enough to be bottled in its natural state without disinfectants. In keeping with the recognized traditions and wisdom of European spring stewardship, TRINITY is collected at the source with exceptional care and minimal interference.

TRINITY is the only certified "Naturliches Heilwasser" - a natural health water- in North America. This seal of approval, as designated by the Institut Fresenius in Europe, recognizes free-flowing spring sources of exceptional purity that contain beneficial minerals. The Institut Fresenius assisted in the writing of the United States Clean Water Act and is recognized worldwide for its knowledge and research of spring water sources. TRINITY Natural Mineral Dietary supplement is the only spring water product bottled and sold nationally in the US without disinfection.

Previously sold in natural food stores and select grocery stores throughout the United States, TRINITY is expected to be available in: 0.5, .75, 1.0 and 1.5 liter sizes, all of which are packaged in polyethylene terephthalate (PET) plastic containers. PET is the most common container used for liquids due to its superior vapor barrier, high chemical resistance, and excellent thermal properties.

For more details regarding TRINITY SPRINGS water in your area, please send a message to our Customer Satisfaction Team at: info@z3einc.com

About Z3 Enterprises, Inc. (OTCBB:BIBB - News) (OTCQB:BIBB - News) (formerly Bibb Corp.): Z3 Enterprises intends to finance, produce, and distribute entertainment content and projects for music, television and feature films.  Its subsidiaries also feature health, wellness, sports, and entertainment projects. Z3's projects include TV and feature film production, an in-house publishing division, a series of health and wellness publications, and special events marketing. Upon closing of the acquisition, the company will focus entirely on water and other consumables.  For more information, visit www.z3einc.com

Safe Harbor Statement This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of uncertainties and risks that could significantly affect the company's current plans and expectations, as well as future results of operations and financial condition. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

Company Contact:

Ross Giles, President/CEO

Tel: 702.508.9255 email: info@z3einc.com